[TREX COMPANY, INC. LETTERHEAD]

October 2, 2009

BY EDGAR AND FACSIMILE

Mr. Dieter King

Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth St., NW

Washington, DC 20549

RE:	Trex Company, Inc. Registration Statement on Form S-3 filed on September 4, 2009, as amended on September 29, 2009 and October 2, 2009 File No. 333-161732

Dear Mr. King:

We are filing concurrently with this letter Amendment No. 2 to the Registration Statement of Trex Company, Inc. referenced above.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Trex Company, Inc. requests the above-referenced Registration Statement be declared effective on Tuesday, October 6, 2009, at 11:00 a.m. or as soon as possible thereafter.

Please notify Brian M. Brown, Esq. of Woods Rogers PLC when the Registration Statement is declared effective. Mr. Brown’s telephone number is (804) 343-5023.

Very truly yours, TREX COMPANY, INC.

By:	/s/ William Gupp
William Gupp Vice President, General Counsel and Secretary
cc:	Brian M. Brown, Esq.